The David Movie

October 29 at 8:31 PM · 🌐

Curious to know about our creative process and what we've been doing to bring David to the world?

Check out this video to sneak peek at our pre-production.

Go to angel.com/david and learn how you can be part of it.



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The David Movie
November 3 at 7:00 PM · 🌐

The surprisingly rich and diverse environments that we encountered on our research trips provided us with the most amazing palette from which to draw. And the art team were inspired to create some breathtaking pieces of concept art. We see these as "thank you" letters to the original Creator of all things.

If you want to find out more about our journey, go to angel.com/david and find out how you can join us.



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 **The David Movie** was live.
November 2 at 8:00 PM · 🌐

David's origins are in Israel, so of course the David team spared no expense in making sure they got the story just right! It's one thing to draw inspiration from an image and a very different thing to draw inspiration from the very location in which the story happened. From the desert landscape down to the very stone David threw, Israel inspired every inch.

David Creators and Special guests John Burton and Lynton Levengood tell all about their trip to Israel and how that guided the art of David.

Learn more about David at Angel.com/david



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The David Movie

November 2 at 7:49 PM · 🌐

It's almost time, and you don't want to miss it!

John Burton and Lynton Levengood will join Phil Cunningham to share stories of their adventures in Israel.

Come and watch to learn how this trip inspired them in the creation of David's conceptual art.

Go to angel.com/david for more.



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The David Movie
November 1 at 7:05 PM · 🌐

1 Samuel 16:14-23

17 "All right," Saul answered. "Find me someone who is good at playing the harp and bring him here."

18 "A man named Jesse who lives in Bethlehem has a son who can play the harp," one official said. "He's a brave warrior, he's good-looking, he can speak well, and the Lord is with him."

Learn more about the making of David at angel.com/david

Artist: Valentina Phillips
@veelocityart



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The David Movie
October 31 at 8:16 PM · 🌐

Since we made the demo about five years ago, we've delved deeply into pre-production, developing characters, and art concepts.

David's origins are in Israel, and of course, we had to go there. We found rich culture, in addition to diverse and inspiring sceneries.

On this week's Livestream, John Burton and Lynton Levengood will share some of that creative process in a chat with Phil Cunningham.

Join us to discover more about David and how we intend to bring it to you.

Want to learn how you can be a part of this powerful story? Go to angel.com/david



LIVESTREAM
John Burton and Lynton Levengood
join Phil Cunningham
in a conversation about their trip to Israel

November 2 - 12pm MDT

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The David Movie
October 30 at 6:00 PM · 🌐

PRODUCER - Rita Mbanga

Rita has been part of Sunrise Animation Studios virtually since inception, having joined the company straight out of college almost 20 years ago. She is an integral part of establishing our culture in the studio while being directly involved in our growth and success.

As a producer, Rita has under her belt eight seasons of the Jungle Beat series, multiple commercial projects for global brands, two feature films, and the list goes on.

Rita hopes that by making a feature film about David, kids and adults are spurred on to have greater heights of passion, courage, loyalty, and joy in their own lives!

If you, too, believe in the power of inspiring stories, go to angel.com/david and learn how you can be part of this project.



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